Exhibit 2.2

EXECUTION COPY

AMENDMENT NO. 1 TO PURCHASE AGREEMENT1

THIS AMENDMENT is made and entered into this 30th day of November, 2010, by and among ON Semiconductor Corporation, a Delaware corporation (“Purchaser Parent”), Semiconductor Components Industries, LLC, a Delaware limited liability company (“Purchaser”), and SANYO Electric Co., Ltd., a Japanese corporation (“Seller”). Each of Purchaser, Purchaser Parent and Seller is referred to as a “party” and collectively as the “parties.” Defined terms that are used but not otherwise defined herein shall have the meanings set forth for such terms in that certain Purchase Agreement, dated as of July 15, 2010, by and among Purchaser, Purchaser Parent and Seller (the “Purchase Agreement”).

RECITALS

1. Purchaser, Purchaser Parent and Seller are parties to the Purchase Agreement; and

2. In accordance with Section 15.6 of the Purchase Agreement, each of Purchaser, Purchaser Parent and Seller desires to modify the Purchase Agreement in certain respects as described herein.

AGREEMENT

ARTICLE I

AMENDMENTS

1.1 Closing Date. Section 1.2 of the Purchase Agreement is hereby amended by deleting (x) the hour “10:00 A.M.” and inserting in lieu thereof the hour “03:00 A.M., U.S. Pacific Standard Time,” and (y) the date “November 1, 2010” and inserting in lieu thereof the date “January 1, 2011”.

1.2 Closing Payments; Loan Consideration; No Purchaser Parent Shares Consideration.

(a) Section 1.3(c)(i) of the Purchase Agreement is hereby amended by inserting immediately after the clause “(3) minus the Closing Cash and Cash Equivalents Shortfall,” a new clause that reads “(4) plus the amount equal to the Capital Registration Tax,”.

(b) Section 1.3(c)(ii) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“(ii) a portion of the Purchase Price in an aggregate amount (the “Loan Consideration”) equal to (1) the Purchase Price (as determined in accordance with Section 1.4(a)), (2) minus the Cash Consideration, (3) plus or minus, as the case may be, the Estimated Closing Net Working Capital Adjustment Amount (as

[1]

Exhibits, schedules and similar attachments to this agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Any omitted exhibit, schedule or similar attachment will be furnished supplementally to the SEC upon request.

determined in accordance with Section 1.4(a)(vi)), (4) plus the Closing Cash and Cash Equivalents Shortfall, (5) minus the amount equal to the Capital Registration Tax; to be loaned to Purchaser by Seller pursuant to a loan agreement to be executed by Seller and Purchaser at Closing substantially in the form attached hereto as Exhibit P (the “Loan Agreement”).”

(c) Each of Sections 1.4(a)(iv) and 1.4(a)(vi) of the Purchase Agreement is hereby amended by deleting the defined term “Stock Consideration” each time it appears therein and inserting in lieu thereof the defined term “Loan Consideration”.

(d) Section 1.4(a)(v) is hereby amended and restated in its entirety to read as follows:

“(v) The Loan Consideration at the Closing shall accordingly be reduced in part on a Yen to Yen basis by the aggregate amount of the Estimated Transferred Unfunded Benefit Liabilities.”

(e) Sections 1.4(a)(viii) and 1.4(o) are hereby deleted in their respective entireties.

(f) Section 4.5 of the Purchase Agreement is hereby deleted in its entirety.

(g) Section 5.3 of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“Section 5.3 [Intentionally omitted]”

(h) Section 7.9(a)(ii) of the Purchase Agreement is hereby amended by (i) deleting in its entirety the clause that reads “(5) holding of the Issued Shares;” and (ii) renumbering clause “(6)” as clause “(5)”.

(i) Section 7.12 of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“Section 7.12 [Intentionally omitted]”

(j) Article XIV of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“ARTICLE XIV

[Intentionally omitted]”

(k) The form of Loan Agreement attached hereto as Attachment 1 is hereby added as Exhibit P to the Purchase Agreement.

1.3 Illustrative Purchase Price Calculation. Annex II to the Purchase Agreement is hereby deleted in its entirety and replaced with Annex II attached hereto as Attachment 2.

1.4 Closing Balance Sheet. Section 1.4(b) of the Purchase Agreement is hereby amended by deleting the clause “(i) a consolidated balance sheet of the Company Group Entities as of the Closing Adjustment Base Date, prepared in accordance with J-GAAP on a basis consistent with the Unaudited Financial Statements” and inserting in lieu thereof the clause “(i) a consolidated balance sheet of the Company Group Entities as of the Closing Adjustment Base Date, prepared in accordance with U.S. GAAP reconciled to J-GAAP on a basis consistent with the Audited Pro Forma Financial Statements with the exception that Amorton Business will not be included but the Transferred SCE Business will be included”.

1.5 Actuary. Section 1.4(i) of the Purchase Agreement is hereby amended by deleting the words “Sumitomo Life Insurance Company, the pension actuary of Seller’s corporate pension fund (the “Actuary”)” in the first sentence thereof and inserting in lieu thereof the words “the Actuary”.

1.6 Closing Deliveries.

(a) Section 2.1 of the Purchase Agreement is hereby amended by (i) inserting immediately after the word “Closing” in the first sentence thereof the words “or on such other date specified below”, (ii) deleting the word “and” at the end of clause “(a)” thereof, (iii) deleting the period at the end of clause “(b)” thereof and inserting in lieu thereof “; and”, and (iv) inserting a new clause “(c)” as follows:

“(c) Letter to Purchaser. No later than December 30, 2010, a letter from Seller to Purchaser, which letter may be provided by Purchaser to the Escrow Agent, irrevocably stating that any Closing Cash Payment and Escrow Amount delivered by Purchaser to the Escrow Agent prior to the Closing Date are, prior to the Closing, the sole property of Purchaser and Purchaser may, in its sole discretion and at any time prior to the Closing, without Seller’s approval, withdraw all such amounts from the Escrow Account. Such letter shall include such other provisions and be in such form as agreed by the parties.”

(b) Section 2.2 of the Purchase Agreement is hereby amended by (i) inserting immediately after the word “Closing” in the first sentence thereof the words “or on such other date specified below” and (ii) deleting clauses “(a)” and “(b)” thereof in their respective entireties and replacing them with the following provisions:

“(a) Loan Agreement. The Loan Agreement, duly executed by Purchaser, Purchaser Parent and Seller; and

(b) Letters to Seller. At Closing, (i) the original letter delivered by Seller to Purchaser pursuant to Section 2.1(c) and (ii) a letter from Purchaser to Seller, which letter may be provided by Seller to the Escrow Agent, irrevocably stating that any Closing Cash Payment delivered by Purchaser to the Escrow Agent prior to the Closing Date may, without further Purchaser’s approval, be released to Seller upon Seller’s request in accordance with this Agreement and the Escrow Agreement. The letter described in the preceding clause (ii) shall include such other provisions and be in such form as agreed by the parties.”

1.7 Services Agreement.

(a) Section 7.3 of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“7.3 Services Agreement. On or before the Closing, Company and Seller shall enter into a services agreement, substantially in the form attached hereto as Exhibit H-1 (the “Services Agreement”). The terms and conditions applicable to such services will be set forth on schedules to be attached to the Services Agreement, which, in the case of each such service that has been identified by Purchaser and Seller as of the date hereof, shall be in accordance with the terms described in attached Exhibit H-2 and which, in all cases, shall otherwise in form and substance reasonably satisfactory to Purchaser and Seller.”

(b) The Purchase Agreement is hereby amended by deleting all references throughout it to the defined term “Transition Services Agreement” and inserting in lieu thereof the defined term “Services Agreement”.

(c) Exhibit H-1 (Form of Transition Services Agreement) to the Purchase Agreement is hereby deleted in its entirety and replaced with new Exhibit H-1 (Form of Services Agreement) attached hereto as Attachment 3.

1.8 Letter Agreement.

(a) Article VII of the Purchase Agreement is hereby amended by inserting new Section 7.24 as follows:

“7.24 Letter Agreement. On or before Closing, Purchaser and Seller shall enter into a letter agreement, substantially in the form attached hereto as Exhibit Q (the “Letter Agreement”).”

(b) The form of Letter Agreement attached hereto as Attachment 4 is hereby added as Exhibit Q to the Purchase Agreement.

1.9 Transferred Fixtures.

(a) Article III of the Purchase Agreement is hereby amended by inserting new Section 3.35 as follows:

“3.35 Transferred Fixtures. Schedule 3.35 of the Seller Disclosure Schedule contains a true and complete list as of November 30, 2010 of all fixtures owned by Company located in each real property owned by Seller to be leased to a Company Group Entity pursuant to this Agreement (the “Transferred Fixtures”) specifying the location thereof.”

(b) Article VII of the Purchase Agreement is hereby amended by inserting new Section 7.25 as follows:

“7.25 Transfer of Transferred Fixtures. Prior to Closing, Seller shall cause Company to duly transfer title to the Transferred Fixtures to Seller pursuant to a transfer agreement in form and substance reasonably satisfactory to Purchaser and Seller (the “Fixtures Transfer Agreement”). The parties agree that, upon the expiration of the term or other termination of any Lease Agreement, Purchaser shall have the right, exercisable by written notice delivered to Seller, to purchase (or have one or more designated Affiliates of Purchaser purchase) any Transferred Fixtures located at the premises underlying such Lease Agreement at such Transferred Fixtures’ applicable book value as of the date of such expiration or other termination. In the event that Purchaser exercises such right, Seller shall sell and duly transfer title to such Transferred Fixtures, free and clear of all Encumbrances, as soon as practicable after Purchaser’s notice, and Purchaser (or its designated Affiliate) shall purchase the same and remove them from such premises on or before the evacuation therefrom; provided, however, that if Seller raises any objection with respect to the purchase of any such Transferred Fixtures, without limiting Purchaser’s rights pursuant to the preceding sentence, prior to the transfer of such Transferred Fixtures, Seller and Purchaser shall discuss such objection in good faith.”

(c) The schedule of Transferred Fixtures attached hereto as Attachment 5 is hereby added as Schedule 3.35 to the Seller Disclosure Schedule.

1.10 NDSS IT Support Agreement.

(a) Article VII of the Purchase Agreement is hereby amended by inserting new Section 7.26 as follows:

“7.26 NDSS IT Support Agreement. On or before Closing, Purchaser and Seller shall enter into an agreement, substantially in the form attached hereto as Exhibit R (the “NDSS IT Support Agreement”).”

(b) The form of NDSS IT Support Agreement attached hereto as Attachment 6 is hereby added as Exhibit R to the Purchase Agreement.

1.11 Leases.

(a) Section 7.5(a) of the Purchase Agreement is hereby amended by inserting immediately after the word “parties” at the end of such provision the words “, and, in connection with such lease agreements, Seller, the Company and the other Company Group Entities identified therein shall enter into the lease letter agreement substantially in the form attached hereto as Exhibit J-2”.

(b) Section 7.5(b) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“(b) Purchaser and Seller shall enter into a memorandum of understanding substantially in the form attached hereto as Exhibit J-3 with respect to the assignment to Company (or another Company Group Entity designated by Purchaser) of certain employee accommodations leased as of the Closing Date by Seller as contemplated thereby.”

(c) The forms of lease letter agreement attached hereto as Attachment 7 and memorandum of understanding attached hereto as Attachment 8 are hereby added as Exhibit J-2 and Exhibit J-3, respectively, to the Purchase Agreement.

1.12 Secondment Agreements. Exhibit K-4 (Form of Secondment Agreement (New SSMC to Seller)) and Exhibit K-6 (Form of Secondment Agreement (KSS to Seller)) to the Purchase Agreement are hereby deleted in their respective entireties and each replaced with “[Intentionally omitted]”.

1.13 Transaction with Seller Group Entities. Section 7.16 of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“7.16 Transaction with Seller Group Entities. The parties agree that agreements in effect as of the Closing Date between any Company Group Entity, on the one hand, and any Seller Group Entity, on the other hand, listed on Schedule 7.16(a), shall terminate as of the Closing Date and listed on Schedule 7.16(b), shall continue in effect. Seller and Purchaser shall negotiate in good faith and mutually agree on each of Schedule 7.16(a) and Schedule 7.16(b) prior to the Closing Date, and no party shall take any position inconsistent with the Transaction Agreements. Seller shall not (and shall cause each other Seller Group Entity not to) (x) change the terms of any agreement listed on Schedule 7.16(b) in effect as of the Closing Date, or (y) unilaterally terminate any such agreement during its respective current effective term without a cause for such termination; provided that, prior to giving any notice of termination with cause, Seller shall consult with Company or the relevant Company Group Entity. After the Closing, Purchaser shall cause the Company and the relevant Company Group Entities to use their respective best efforts to operate their respective businesses independently from Seller and the other Seller Group Entities from a systems and business process perspective. If, despite such Company and Company Group Entities’ efforts, the Company or the relevant Company Group Entity is not able to operate their respective businesses independently from Seller and the other Seller Group Entities from a systems and business process perspective, the Company or any such Company Group Entity shall have the right to extend the effective term of any such agreement which does not renew automatically in accordance with its terms as necessary to operate its respective business until the Company or any such Company Group Entity, as the case may be, is able to operate its respective business independently from a systems and business process perspective. If the Company or any Company Group Entity wishes to exercise such extension right, the Company shall give at least thirty (30) Business Days’ prior notice to Seller. Upon receiving any such notice, Seller shall, and shall cause each other Seller Group Entity to, extend the effective term of such agreement until the earlier of (i) the termination date that Seller and the Company agree upon, (ii) the date falling on the third (3rd) anniversary of the Closing Date or (iii) the date on which the Company or such Company Group Entity, as the case may be, has begun to operate its business independently from a systems and business process perspective, without any payment or other consideration being payable for such renewal or extension, so long as the Company or such Company Group Entity, as the case may be, shall have used its respective best efforts to operate its respective business independently from a systems and business process perspective. To the extent the Company or relevant Company Group Entity is not able to operate their respective businesses independently from Seller and the other Seller Group Entities from a systems and business process perspective, with respect to any such agreement which renews automatically in accordance with its terms as necessary for the Company or any such Company Group Entity to operate its respective businesses until the Company or any such Company Group Entity, as the case may be, is able to operate its respective businesses independently from a systems and business process perspective, the effective term of such agreement shall be automatically renewed and extended until the earlier of (i) the termination date that the Seller and the Company agree upon, (ii) the date falling on the third (3rd) anniversary of the Closing Date or (iii) the date on which the Company or the Company Group Entity party to such agreement, as the case may be, has begun to operate its business independently from a systems and business process perspective, without any payment or other consideration being payable for such renewal and extension, so long as the Company or such Company Group Entity, as the case may be, shall have used its respective best efforts to operate its respective business independently from a systems and business process perspective. If the Company or the Company Group Entity, as the case may be, does not wish to automatically renew any such agreement, the Company shall give at least thirty (30) Business Days’ prior notice of such intention to the Seller. Upon receiving any such notice, such agreement shall automatically terminate on the last day of its then current term. Notwithstanding the foregoing, any other terms or provisions in this Agreement not consistent with the foregoing or any terms or provisions in the Services Agreement or NDSS IT Support Agreement not consistent with the foregoing shall prevail and the foregoing shall be null and void to the extent not consistent with any such terms and provisions of this Agreement, Services Agreement or NDSS IT Support Agreement.”

1.14 SNA.

(a) Section 7.20 of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“7.20 SNA Assignment and Assumption Agreement. Prior to September 29, 2010 Purchaser shall establish a newly formed limited liability company organized under the laws of the State of Delaware (“SNA NewCo”) and elect that such entity be treated as a “regarded” entity for U.S. tax purposes. Purchaser hereby agrees not to change such tax election prior to Closing. As soon as reasonably practicable after September 29, 2010, Purchaser shall sell to Company and Seller shall cause Company to purchase from Purchaser all of the equity of SNA NewCo for an aggregate purchase price of one dollar ($1.00) (“SNA

Transfer”). Prior to Closing, Seller shall cause SNA NewCo and SNA to enter into an assignment and assumption agreement, substantially in the form attached hereto as Exhibit L (the “Transferred SNA Business Assignment and Assumption”) and effectuate the purchase and sale of the Transferred SNA Business as contemplated thereby.”

(b) Section 1.1(d) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“(d) [Intentionally omitted]”

(c) Section 1.3(b)(ii) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“(ii) Allocation and SNA Valuation. Seller and Purchaser agree that Purchaser shall prepare and provide to Seller (i) a draft allocation (“Allocation”) of the Purchase Price among the Purchased Business and (ii) a draft valuation of the Transferred SNA Business (the “SNA Valuation”) no later than thirty (30) days prior to Closing, and that the portion of the Purchase Price allocated to the Transferred IP Assets shall be equal to the IP Appraisal set forth in Section 1.3(b)(i). Seller shall notify Purchaser within ten (10) days of receipt of such draft Allocation and valuation of any objection Seller may have thereto. Seller and Purchaser agree to resolve any disagreement with respect to such Allocation or SNA Valuation in good faith. Seller and Purchaser hereby undertake and agree to (i) use the Allocation and SNA Valuation determined pursuant to this Section 1.3(b) to report, act and file Tax Returns (including Internal Revenue Service Form 8594 and any amendments thereto) and (ii) use the SNA Valuation as determined pursuant to this Section 1.3(b) as the SNA Purchase Price in the Transferred SNA Business Assignment and Assumption attached hereto as Exhibit L.”

(d) Exhibit L to the Purchase Agreement is hereby deleted in its entirety and replaced with Exhibit L attached hereto as Attachment 9.

1.15 SCE.

(a) Section 7.21 of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“7.21 Transfer of Transferred SCE Business.

(a) At Closing, Seller shall cause SCE to enter into a fixed assets transfer agreement, substantially in the form attached hereto as Exhibit M-1 (the “SCE Fixed Assets Transfer Agreement”), with ON Semiconductor Germany GmbH (“ON Germany”) and ON Semiconductor Limited (“ON UK”), and Purchaser shall cause each of ON Germany and ON UK to enter into the SCE Fixed Assets Transfer Agreement, to effectuate the purchase and sale of certain fixed assets of the Transferred SCE Business as contemplated thereby.

(b) On January 31, 2011 (the “Second SCE Transfer Date”), Seller shall cause SCE to enter into an assignment and assumption agreement, substantially in the form attached hereto as Exhibit M-2 (the “Transferred SCE Business Assignment and Assumption”), with ON UK and ON Semiconductor Trading Ltd. (“ON Bermuda”), and Purchaser shall cause each of ON UK and ON Bermuda to enter into the Transferred SCE Business Assignment and Assumption, to effectuate the purchase and sale of the Transferred SCE Business (except for the fixed assets subject to the SCE Fixed Assets Transfer Agreement) as contemplated thereby. For the avoidance of doubt, the parties acknowledge and agree that, with respect to the assets and liabilities subject to the Transferred SCE Business Assignment and Assumption, (x) Purchaser shall not be required to pay any consideration other than the Purchase Price as provided in Section 1.3, which Purchase Price includes the full consideration for the Transferred SCE Business, and (y) such assets and liabilities corresponding to the items to be adjusted as provided in Section 1.4 as of the Closing Adjustment Base Date shall be subject to such adjustment as contemplated thereby notwithstanding their transfer on the Second SCE Transfer Date. During the period commencing on the Closing Date and ending on the Second SCE Transfer Date, (x) Seller shall cause SCE to conduct its business activities in the ordinary course of business consistent with past practice, including its past practice and timing regarding the payment of invoices and collection of receivables, and (y) all revenue generated by SCE shall belong to SCE.”

(b) Section 1.3 of the Purchase Agreement is hereby amended by inserting a new clause “(e)” as follows

“(e) The parties acknowledge and agree that such portion of the Purchase Price allocated to the Transferred SCE Business will be paid by Purchaser on behalf of each of its designated Affiliates acquiring a portion of the Transferred SCE Business pursuant to Section 7.21, and received by Seller on behalf of SCE.”

(c) Exhibit M (Form of Transferred SCE Business Assignment and Assumption) to the Purchase Agreement is hereby deleted in its entirety, and the forms of SCE Fixed Assets Transfer Agreement attached hereto as Attachment 10 and Transferred SCE Business Assignment and Assumption attached hereto as Attachment 11 are hereby added as Exhibit M-1 and Exhibit M-2, respectively, to the Purchase Agreement.

1.16 SSMPE.

(a) Section 7.22 of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“7.22 Transfer of SSMPE Interest. The parties agree to work together in good faith after the Closing to arrange for the transfer of all outstanding equity ownership interests in SSMPE that are not held by a Company Group Entity (such interests, the “SSMPE Ownership Interest”) to an entity in the Philippines to be designated by Purchaser. In furtherance of the foregoing, the parties shall after the Closing discuss in good faith possible structures to transfer the SSMPE Ownership Interest, including the possibility of causing SSMPE to restate its financial statements to report in Philippine Pesos. Additionally, Seller hereby agrees that (1) it shall cause Sanyo Marketing Corporation not to be dissolved or liquidated until completion of the transfer contemplated by this Section 7.22; and (2) it shall cause Sanyo Marketing Corporation not to sell or otherwise dispose of any SSMPE Ownership Interests and SSMPE not to sell or otherwise dispose of any real property.”

(b) Section 1.1(f) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“(f) [Intentionally omitted]”

1.17 Employee Matters. Annex III (Employee Matters) to the Purchase Agreement is hereby deleted in its entirety and replaced with revised Annex III (Employee Matters) attached hereto as Attachment 12.

1.18 Bank Debt.

(a) Section 6.7(a) of the Purchase Agreement is hereby amended by (i) deleting clause “(i)” in its entirety and replacing it with clause “(i)” as set forth immediately below, (ii) inserting new clauses “(ii)” and “(iii)” as set forth immediately below, and (iii) renumbering clauses “(ii)” and “(iii)” as clauses “(iv)” and “(v)”, respectively:

“(i) Each of Seller and Purchaser Parent shall use its commercially reasonable efforts (without being required to pay any additional fees, premiums or other amounts) to have, if requested by Purchaser, the BOT Loan and the Shoko Loan remain in full force and effect from and after Closing on the same terms as those terms in effect as of the date hereof, or refinanced on terms substantially economically equivalent in the aggregate thereto.

(ii) Prior to Closing, Seller shall (x) either (A) cause the DBJ Loans to be transferred to Seller or its designated Affiliate (other than a Company Group Entity) or (B) cause the DBJ Loans to be repaid and (y) cause SSMC and the other Company Group Entities and their respective properties and assets to be released from any and all Encumbrances created or arising in connection with the DBJ Loans.

(iii) Prior to Closing, Seller shall (x) cause each of the Company Group Entities that are parties to the equipment lease agreements set forth in Schedule 6.7(a)(iii) to repay such leases in full, release or cause the release of all Encumbrances upon or with respect to the equipment leased thereunder and, to the extent title is not held by such Company Group Entities, duly acquire title to such equipment, and (y) provide to Purchaser evidence of such repayment of leases.”

(b) The schedule of equipment lease agreements attached hereto as Attachment 13 is hereby added as Schedule 6.7(a)(iii) to the Purchase Agreement.

1.19 Capital Expenditures. Section 6.11 of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“6.11 Capital Expenditures. Prior to the Closing Date, except as otherwise agreed by Purchaser or Purchaser Parent, Seller shall, or shall cause the Company Group Entities to, make not less than eighty percent (80%) of the budgeted capital expenditures set forth, during the quarterly period set forth, on Schedule 6.11, and shall provide to Purchaser written confirmation upon making each such capital expenditures; provided, that if prior to the Closing Date less than eighty percent (80%) of such budgeted capital expenditures have so been made, the difference between eighty percent (80%) of such budgeted capital expenditures and the percentage of such budgeted capital expenditures actually so made shall constitute a “Capital Expenditures Shortfall” (and, for the avoidance of doubt, Seller shall not be in breach of its obligation to make not less than eighty percent (80%) of such budgeted capital expenditures). Prior to the Closing Date, except as otherwise agreed by Purchaser or Purchaser Parent, Seller shall, or shall cause the Company Group Entities to, pay for the budgeted capital expenditures actually made in accordance with past practices and in any event no later than six (6) months after the commitment for such capital expenditure was made, and shall provide to Purchaser written confirmation upon such payment.”

1.20 Recapitalization of Seller Loan Receivables. Section 6.15 of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“6.15 Recapitalization of Seller Loan Receivables.

(a) Capital Contribution. Following agreement by Seller and Purchaser of the Allocation in accordance with Section 1.3(b)(ii) hereof, but in any event no earlier than three weeks prior to Closing, Seller shall make a capital contribution to Company in consideration of newly issued shares of common stock of Company (the “Capital Contribution”) in an amount equal to the difference between (i) the amount of the Seller Loan Receivables and (ii) that portion of the Purchase Price allocated to the Seller Loan Receivables as determined in accordance with Section 1.3(b)(ii) hereof (such difference, the “Capital Contribution Amount”). Seller shall cause such Capital Contribution to be (i) allocated 50% to the Registered Capital of Company (shihon-kin) and 50% to the Capital Reserve of Company (shihon-junbikin) and (ii) effectuated in consultation with Purchaser and in compliance with all applicable Legal Requirements, including the prompt payment by Company of any capital registration tax (touroku-menkyo-zei) payable in respect of that portion of the Capital Contribution allocated to the Registered Capital of Company (shihon-kin) (“Capital Registration Tax”). As soon as practicable after completion of the Capital Contribution but in any event prior to Closing, Seller shall deliver to Purchaser (1) a copy of the payment certificate (noufu-sho) with receipt stamp evidencing the full payment and receipt of the Capital Registration Tax necessary in connection with that portion of the Capital Contribution allocated to the Registered Capital of Company (shihon-kin); and (2) an original copy of Company’s updated commercial registry reflecting the Capital Contribution.

(b) Repayment of Seller Loan Receivables. As soon as reasonably practicable after the completion of the Capital Contribution, but in any event prior to Closing, Seller shall cause Company to repay to Seller pursuant to that loan agreement attached hereto as Exhibit B, the Capital Contribution Amount, such that after such repayment, the outstanding amount of loans made in respect of the Seller Loan Receivables shall equal that portion of the Purchase Price allocated to the Seller Loan Receivables as determined in accordance with Section 1.3(b)(ii) hereof. Seller shall provide to Purchaser prior to Closing evidence that such repayment in respect of the Seller Loan Receivables was duly made.

(c) Reimbursement to Seller. Purchaser hereby agrees to reimburse Seller, on the earlier of (1) Closing or (2) termination of this Agreement, the following amounts:

(i) the reasonable fees and expenses paid by Seller in respect of (A) third party tax advisors relating to advising Seller with respect to the transactions contemplated by this Section 6.15 and (B) third party legal counsel fees and expenses relating solely to legal work required in connection with the actual implementation of the Capital Contribution (which, for the avoidance of doubt, shall not include any other legal fees and expenses, including any fees and expenses relating to the negotiation of this Amendment); provided that the aggregate amount of fees and expenses reimbursable by Purchaser pursuant to this Section 6.15(c)(i) shall not exceed twenty-five thousand dollars ($25,000); and

(ii) any amounts paid by Seller to a bank or other financial institution for interest (but not any other fees) on any loan or borrowings required by Seller to fund the Capital Contribution, provided that the aggregate amount of such interest reimbursable by Purchaser pursuant to this Section 6.15(c)(ii) shall not exceed twenty-five thousand dollars ($25,000).

(d) Additional Payment to Seller. Purchaser hereby agrees to pay Seller the amount of the Capital Registration Tax upon termination of this Agreement.

(e) Other Taxes. For the avoidance of doubt, the parties acknowledge and agree that (i) Seller shall have no obligation with respect to any post-Closing Taxes related to any Business Scale Enterprise Tax (BSET) (gaikei-hyoujun-kazei-shihon-wari) and any Capital Levy (kinto-wari); provided that to the extent any such taxes are annual taxes, Purchaser’s obligations shall be pro-rated for then-current tax year except that Purchaser shall be responsible for any increase in such taxes directly attributable to the Recapitalization of Seller Loan Receivables set forth in this Section 6.15.

(f) Net Operating Losses. The parties hereby agree that notwithstanding anything to the contrary in the Purchase Agreement, any reduction in the net operating losses of Company as a result of the transactions contemplated in this Section 6.15 shall be deemed to have not occurred for the purpose of this Agreement.”

1.21 Audited Pro Forma Financial Statements. Section 6.9 of the Purchase Agreement is hereby amended by adding at the end thereof the following sentence: “Purchaser shall reimburse Seller for fifty percent (50%) of costs incurred by Seller as a result of preparing the Pro Forma Audited Financial Statements and the Interim Financial Statements in accordance with U.S. GAAP, U.S. GAAS and SAS 116 pursuant to Section 6.8 and Section 6.9, provided that in no event shall such amount of reimbursement by Purchaser, in the aggregate, exceed one hundred fifty million Yen (¥150,000,000).”

1.22 SAS 116. Each of Sections 3.5(c) and 6.8(c) of the Purchase Agreement is hereby amended by deleting the defined term “SAS 100” and inserting in lieu thereof the defined term “SAS 116”.

1.23 Intellectual Property.

(a) Section 3.13(h) of the Purchase Agreement is hereby amended by (x) deleting the parenthetical “(excluding (i) any infringement or misappropriation following the Closing for which Seller indemnifies Purchaser Parties as set forth in Schedules 12.2(a)(vii), 12.2(a)(viii) and item 1 of 12.2(a)(ix) and (ii) any infringement or misappropriation arising from or related to common law trademarks)” in the first sentence thereof and inserting in lieu thereof the parenthetical “(excluding (i) any infringement or misappropriation for which Seller indemnifies Purchaser Parties as set forth in Schedules 12.2(a)(vii), 12.2(a)(viii), item 1, 4 or 5 of 12.2(a)(ix) and (ii) any infringement or misappropriation arising from or related to common law trademarks)”, and (y) deleting the words “Schedule 3.13(g) of the Seller Disclosure Schedule” in the last sentence thereof and inserting in lieu thereof the words “Schedule 3.13(h) of the Seller Disclosure Schedule”.

(b) A description of amendments to be made to Exhibit I (Form of IP Assignment Agreement) to the Purchase Agreement prior to its execution pursuant to the Purchase Agreement is attached hereto as Attachment 14.

(c) Exhibit B (List of Licensed Patents) to Exhibit F (Form of Intellectual Property License Agreement) to the Purchase Agreement is hereby deleted in its entirety and replaced with new Exhibit B (List of Licensed Patents) to Exhibit F (Form of Intellectual Property License Agreement) to the Purchase Agreement attached hereto as Attachment 15.

1.24 Representations and Warranties Regarding Purchaser and Purchaser Parent.

(a) Section 5.1 of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“5.1 Organization and Good Standing. Purchaser is a limited liability company and Purchaser Parent is a corporation, in each case duly organized, validly existing and in good standing under the laws of its jurisdiction of organization.”

(b) Section 5.5(a) of the Purchase Agreement is hereby amended by deleting the defined term “the Company” in the first sentence thereof and inserting in lieu thereof the defined term “Purchaser Parent”.

1.25 July Disclosed Documents.

(a) Section 6.16 of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“6.16 July Disclosed Documents. Between July 9, 2010 and the date hereof, Seller has disclosed a number of documents to the VDR that have not been reviewed by Purchaser or its Representatives (such documents, collectively, the “July Disclosed Documents”). With respect to the July Disclosed Documents, Seller hereby agrees to reimburse Purchaser fifty percent (50%) of the legal fees and expenses of Purchaser Parent’s legal advisors with respect to its due diligence review of the July Disclosed Documents; provided that Seller’s portion of such fees and expenses do not exceed two hundred fifty thousand dollars ($250,000).”

(b) The parties agree that the letters from Purchaser to Seller dated as of September 1, 2010 and September 3, 2010 with respect to the July Disclosed Documents shall no longer have any effect.

1.26 Consents.

(a) Section 9.1(iv) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“(iv) Consents. Consents, in form and substance reasonably satisfactory to Purchaser, required in connection with the Transaction pursuant to each of the Contracts listed on Schedule 9.1(c)(iv) (the “Contract Consents”);”

(b) Schedule 9.1(c)(iv) to the Purchase Agreement is hereby deleted in its entirety and replaced with Schedule 9.1(c)(iv) attached hereto as Attachment 16.

(c) Schedule 3.4 of the Seller Disclosure Schedule is hereby deleted in its entirety and replaced with Schedule 3.4 of the Seller Disclosure Schedule attached hereto as Attachment 17.

1.27 Other Conditions to Closing.

(a) Section 9.1(g) of the Purchase Agreement is hereby is hereby amended and restated in its entirety to read as follows:

“(g) [Intentionally omitted]”

(b) Section 9.1(i) of the Purchase Agreement is hereby amended by deleting the amount “twelve billion seven hundred million Yen (¥12,700,000,000)” and inserting in lieu thereof the amount “one billion five hundred million Yen (¥1,500,000,000)”.

(c) Section 9.1(j) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“(j) DBJ Loan. Seller shall have delivered to Purchaser documentation evidencing the transfer or the repayment of the DBJ Loans in accordance with Section 6.7(a)(ii).”

(d) Section 9.2(d) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“(d) [Intentionally omitted]”

1.28 Additional Matters. Paragraph “(a)” of Schedule 9.1(p) of the Purchase Agreement is hereby amended by deleting the words and numbers “one thousand three hundred (1300)” and “one thousand five hundred (1500)” and inserting in lieu thereof the words and numbers “one thousand one hundred (1100)” and “one thousand two hundred fifty (1250)”, respectively.

1.29 Indemnification.

(a) Section 12.1(b) of the Purchase Agreement is hereby amended by (x) deleting the word “and” at the end of clause “(v)” thereof; (y) deleting the period at the end of clause “(vi)” thereof and inserting in lieu thereof “; and”, and (z) inserting a new Section 12.1(b)(vii) as follows:

“(vii) the Special Indemnity in Section 12.2(a)(xvi) (SSMC) shall survive until the eighth (8th) anniversary of the Closing Date.”

(b) Section 12.2(a)(xii) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“(xii) the termination or cancellation of any Gas Contracts prior to the expiration of the term (not taking into account any early termination rights that a party may have) as set forth in each respective Gas Contract, any reduction in purchase of any gas under any Gas Contracts, or any failure to meet any maximum or minimum purchase or similar obligations under any Gas Contracts;”

(c) Section 12.2(a) of the Purchase Agreement is hereby amended by (x) deleting the word “and” at the end of clause “(xiv)” thereof; (y) deleting the period at the end of clause “(xv)” thereof and inserting in lieu thereof “; and”, and (z) inserting a new Section 12.2(a)(xvi) as follows:

“(xvi) any Liabilities of SSMC (including any Liabilities of SSMC arising out of the operation by SSMC of its business) other than those Liabilities expressly assumed by New SSMC pursuant to the absorb-type demerger agreement (kyushu bunkatsu keiyakusyo) executed on August 27, 2010.”

(d) Section 12.4(c) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“(c) Notwithstanding the foregoing: (A) the provisions of Schedule 12.4(c)(i) shall apply with respect to the special indemnities set forth in (i) Section 12.2(a)(vii) (Patent Licenses), (ii) Section 12.2(a)(viii) (Third Party Non-Patent Licenses), and (iii) Section 12.2(a)(ix)(Known Claims), solely relating to item 1 of Schedule 12.2(a)(ix) and (B) the provisions of Schedule 12.4(c)(ii) shall apply with respect to the special indemnities set forth in (i) Section 12.2(a)(vii) (Patent Licenses), (ii) Section 12.2(a)(viii) (Third Party Non-Patent Licenses), (iii) Section 12.2(a)(ix)(Known Claims), solely relating to item 1, 4 and 5 of Schedule 12.2(a)(ix).”

(e) Each of Sections 12.5(b)(iii) and 12.5(b)(iv) is hereby amended by deleting the words “Purchase Price as may be adjusted pursuant to Section 1.4”, and each of Sections 12.5(b)(v)(y) and 12.5(b)(v)(z) of the Purchase Agreement is hereby amended by deleting the words “Purchase Price as it may be adjusted pursuant to Section 1.4”, and inserting in each case in lieu thereof the words “Indemnification Cap Amount”.

(f) Section 12.5(c) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“(c) The limitations set forth in subsections (a) and (b) of this Section 12.5 shall not apply to (i) any Seller indemnification obligation arising out of, relating to or resulting from fraud by Seller with the intent to deceive or intentional misrepresentation by Seller with the intent to deceive, (ii) any claim pursuant to Section 12.2(a)(ii) with respect to (A) a Willful Breach by Seller of any pre-Closing covenant or (B) breach of any covenant required to be performed by Seller after the Closing or (iii) any claim pursuant to Section 12.2(a)(xvi).”

(g) Section 12.5(i) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“(i) Solely with respect to indemnification for a breach of the representation and warranty of Seller contained in Section 3.13(h) or Section 3.8(c) (solely to the extent such a breach of Section 3.8(c) would also constitute a breach of Section 3.13(h)) and indemnification under Section 12.2(a)(ix), Damages for which Seller shall indemnify Purchaser Parties shall be limited to Damages attributable to the period prior to the sixth (6th) anniversary of the Closing Date.”

1.30 Freescale and University of Illinois. Schedule 12.2(a)(ix) of the Purchase Agreement is hereby amended by inserting the following provisions after the item set forth at “3.”:

“4. Infringement or misappropriation by Company Group Entities arising from the operation of the Business as it is currently conducted, or as it is currently planned by Seller to be conducted, or when operated in the same manner following Closing (including but not limited to the design, development, use, import, branding, advertising, promotion, marketing, manufacture and sale of the Company’s products and services) of any Patents issued, or any other Intellectual Property Rights (other than Patents) existing, prior to the sixth (6th) anniversary of the Closing Date of Freescale Semiconductor, Inc. (“Freescale”) or any of its Affiliates.

5. Infringement or misappropriation by Company Group Entities arising from the operation of the Business as it is currently conducted, or as it is currently planned by Seller to be conducted, or when operated in the same manner following Closing (including but not limited to the design, development, use, import, branding, advertising, promotion, marketing, manufacture and sale of the Company’s products and services) of any Intellectual Property Right of Dr. Joseph Lyding, Dr. Karl Hess, and/or the University of Illinois (collectively, “U of I”) addressed in the letter dated January 7, 2010, from the Law Offices of Stadheim & Grear Ltd. on behalf of U of I to Company.”

1.31 Special Procedures. Clauses “(i)” and “(ii)” of Schedule 12.4(c) of the Purchase Agreement are hereby amended and restated in their respective entireties to read as follows:

“(i) None of the indemnity obligations set forth in Section 12.2(a)(vii) (Patent Licenses), Section 12.2(a)(viii) (Third Party Non-Patent Licenses), Section 12.2(a)(ix) solely relating to item 1 (Intel) of Schedule 12.2(a)(ix) (Known Claims) shall apply with respect to Damages claimed by a Person (“Claimant”) against a Purchaser Party if the Purchaser Party or any of its Affiliates (A) initiates a Proceeding against such Claimant or any of its Affiliates alleging infringement of Intellectual Property Rights or (B) expressly alleges, in a writing sent to such Claimant or any of its Affiliates, infringement of Intellectual Property Rights prior to such Claimant’s (X) initiating a Proceeding against the Purchaser Party or any of its Affiliates (or a customer of the Purchaser Party or any of its Affiliates with respect to products purchased from the Purchaser Party or any of its Affiliates) alleging or based on infringement or invalidity of Intellectual Property Rights or (Y) alleging infringement of or invalidity Intellectual Property Rights in a writing sent to the Purchaser Party or any of its Affiliates (or a customer of the Purchaser Party or any of its Affiliates with respect to products purchased from the Purchaser Party or any of its Affiliates) (an “Initial Assertion”).

(ii) For the avoidance of doubt, the Purchaser Parties shall use commercially reasonable efforts to mitigate any Damages that are subject to the special indemnity obligations set forth in Section 12.2(a)(vii) (Patent Licenses), Section 12.2(a)(viii) (Third Party Non-Patent Licenses) and Section 12.2(a)(ix) (Known Claims) solely relating to item 1 (Intel), 4 (Freescale) and 5 (U of I). Without limiting the generality of the foregoing, if a Purchaser Party proceeds with the defense of a third-party infringement claim covered by any of the above-mentioned indemnity obligations, such Purchaser Party shall, in its reasonable discretion, (A) assert defenses of non-infringement and/or invalidity (unless such defenses have no reasonable merit), (B) consider alleging claims or counterclaims of infringement of Intellectual Property Rights by the Claimant (unless the Claimant is a non-practicing entity, or such claims or counterclaims otherwise have no reasonable merit) (for the avoidance of doubt, any such claim or counterclaim shall not be considered an Initial Assertion as set forth above in subsection (i)) and (C) consider having Purchaser Parent or its Affiliates enter into a cross license with the Claimant. Notwithstanding anything to the contrary in this Agreement, solely with respect to item 4 (Freescale) of Section 12.2(a)(ix) (Known Claims Indemnity), Purchaser Party shall reasonably assert relevant Freescale Subject Patents (e.g., certain of the Freescale Subject Patents asserted prior to Closing by Seller against Freescale in the negotiations between Freescale and Seller conducted prior to Closing) in order to mitigate any Damages that are subject to the special indemnity obligations with respect to item 4 (Freescale) of Schedule 12.2(a)(ix). For the avoidance of doubt, Purchaser Parties shall have no obligation of any kind to initiate any Proceeding against Freescale or any of its Affiliates. If a third-party infringement claim is resolved under a settlement or other agreement agreed to by Purchaser Parent, by means of a cross-license or otherwise, without any Purchaser Party making any monetary payment to the Claimant, Seller will have no indemnification obligations solely with respect to such settlement or other agreement, but for the avoidance of doubt, Seller will continue to have indemnification obligations with respect to defense costs or other Damages associated with such third-party infringement claim. Any settlement or other agreement to be entered into by a Purchaser Party that would result in Seller being obligated to make indemnification payments to a Purchaser Party must be approved by Seller in advance and in writing, such approval not to be unreasonably withheld; provided that should Seller not approve such settlement or other agreement, Purchaser Parties shall be deemed to have satisfied their obligation to mitigate Damages as set forth hereunder and in the Purchase Agreement, and Seller shall continue to indemnify Purchaser Parties as set forth hereunder and in the Purchase Agreement. “

1.32 Certain Definitions.

(a) The defined terms “Actuary”, “Assumed Closing Date”, “Bank Debt”, “Closing Cash and Cash Equivalents”, “Fundamental Reps”, “Gas Contracts”, “KSS Transfer Date”, “Lease Agreements”, “Specified Rep”, “SSMC Transfer Date”, “Transaction Agreements”, “Transferred SCE Business” and “Transferred SNA Business” in Exhibit A to the Purchase Agreement are hereby deleted in their respective entireties and replaced with the following respective definitions:

““Actuary” means Sumitomo Life Insurance Company; provided, however, that for purposes of any actuary determination hereunder with respect to SSMC, “Actuary” means Sumitomo Trust Bank.”

““Assumed Closing Date” means January 1, 2011.”

““Bank Debt” means, collectively, the BOT Loan and the Shoko Loan.”

““Closing Cash and Cash Equivalents” means Cash and Cash Equivalents of the Company Group Entities as at Closing Adjustment Base Date, (1) plus the amount equal to the Capital Registration Tax, (2) plus the amount equal to the compulsory deposit made by SSHK described in Schedule 3.25 of the Seller Disclosure Schedule, (3) minus the amount (if any) equal to the Capital Expenditures Shortfall; provided, however, that the amount of any such Capital Expenditures Shortfall shall not be subtracted from Closing Cash and Cash Equivalents for purposes of Section 9.1(h).”

““Fundamental Reps” means the representations and warranties under Sections 3.1, 3.2(a), 4.1 and 4.2.”

““Gas Contracts” means any agreements or other legally binding obligations (including those based on purchase orders) entered into by either a Company Group Entity or a Seller Group Entity and effective as of the Closing Date for the provision of any gases (including, hydrogen and nitrogen) for the operations of the SSMC Gifu facilities and/or the SSMC Gunma facilities.”

““KSS Transfer Date” means a date specified by Purchaser, after consultation with Seller, for the transfer of the KSS Employees from New KSS to KSS, expected (but not required) to be April 1, 2011, but in any event no later than September 30, 2011.”

““Lease Agreements” means the lease agreements, the lease letter agreement and the memorandum of understanding contemplated by Section 7.5.”

““Specified Rep” means (i) with respect to Seller, the representations and warranties of Seller contained in Section 3.1 (Organization, Good Standing, Qualification), Section 3.2(a) (Company Group Entities), Section 3.3(c) (Capitalization), Section 3.8 (Ownership and Sufficiency of Business Assets), Section 3.13 (Intellectual Property), Section 3.15 (Employee Benefits), Section 3.19 (Environmental Matters), Section 3.20 (Taxes), Section 4.1 (Ownership of Purchased Shares) and Section 4.2 (Authority: Validity of Contemplated Transaction) and (ii) with respect to Purchaser, the representations and warranties of Purchaser contained in Article V, except for Section 5.5 (SEC Filings, Financial Statements) and Section 5.7 (Proceedings).”

““SSMC Transfer Date” means a date specified by Purchaser, after consultation with Seller, for the transfer of the Gifu and Gunma Employees from SSMC to New SSMC, expected (but not required) to be in the fourth quarter of calendar year 2011, but in any event no later than December 31, 2012.”

““Transaction Agreements” means (i) this Agreement; (ii) the Loan Agreement; (iii) the Letter Agreement; (iv) the Escrow Agreement; (v) the Secondment

Agreements; (vi) the IP Assignment Agreement; (vii) the Intellectual Property License Agreement; (viii) the Services Agreement; (ix) Lease Agreements; (x) the Intercompany Release; (xi) SCE Fixed Assets Transfer Agreement; (xii) Transferred SCE Business Assignment and Assumption; (xiii) Transferred SNA Business Assignment and Assumption; (xiv) the NDSS IT Support Agreement; and (xv) the Fixtures Transfer Agreement.”

““Transferred SCE Business” means all of the assets and liabilities of SCE to be transferred under the SCE Fixed Assets Transfer Agreement and the Transferred SCE Business Assignment and Assumption.”

““Transferred SNA Business” means all of the assets and liabilities of SNA to be transferred under the Transferred SNA Business Assignment and Assumption.”

(b) The following definitions in Exhibit A to the Purchase Agreement are hereby deleted in their respective entireties: “Determination Period”, “Exempted Transactions”, “FIEL”, “Issued Shares”, “Offered Shares”, “Purchaser Parent Share Price”, “Purchaser Parent Shares”, “Remaining Offered Shares”, “ROFO Exercise Notice”, “ROFO Exercise Period”, “ROFO Notice”, “ROFO Notice Date”, “ROFO Price”, “ROFO Right”, “ROFO Shares”, “SAS 100”, “Stock Consideration” and “Third Party Purchaser”.

(c) The following definitions are added to Exhibit A to the Purchase Agreement in proper alphabetical order and shall read in their respective entireties as follows:

““Capital Contribution” has the meaning specified in Section 6.15(a).”

““Capital Contribution Amount” has the meaning specified in Section 6.15(a).”

““Capital Expenditures Shortfall” has the meaning specified in Section 6.11.”

““Capital Registration Tax” has the meaning specified in Section 6.15(a).”

““Fixtures Transfer Agreement” has the meaning specified in Section 7.25.”

““Freescale” has the meaning specified in item 4 of Schedule 12.2(a)(ix).”

““Freescale Subject Patents” means (a) the Transferred Patents; (b) all Patents that any of the Company Group Entities own as of the Closing Date; and (c) any Patents for which a Seller Group Entity transfers a one-half (1/2) ownership interest to a Purchaser Party pursuant to the Intellectual Property Assignment Agreement.”

““Indemnification Cap Amount” means the Purchase Price as may be adjusted pursuant to Section 1.4, (1) minus eight billion two hundred fifty-one million eight hundred thousand Yen (¥8,251,800,000), (2) minus the amount equal to the Capital Registration Tax, (3) plus the amount (if any) equal to the Capital Expenditures Shortfall.”

““Letter Agreement” has the meaning specified in Section 7.24.”

““Loan Agreement” has the meaning specified in Section 1.3(c)(ii).”

““Loan Consideration” has the meaning specified in Section 1.3(c)(ii).”

““NDSS IT Support Agreement” has the meaning specified in Section 7.26.”

““ON Bermuda” has the meaning specified in Section 7.21(b).”

““ON Germany” has the meaning specified in Section 7.21(a).”

““ON UK” has the meaning specified in Section 7.21(a).”

““SAS 116” means Statement of Auditing Standards 116: Interim Financial Information.”

““SCE Fixed Assets Transfer Agreement” has the meaning specified in Section 7.21(a).”

““Second SCE Transfer Date” has the meaning specified in Section 7.21(b).”

““SNA NewCo” has the meaning specified in Section 7.20.”

““SNA Transfer” has the meaning specified in Section 7.20.”

““SNA Valuation” has the meaning specified in Section 1.3(b)(ii).”

““Transferred Fixtures” has the meaning specified in Section 3.35.”

““U of I” has the meaning specified in item 5 of Schedule 12.2(a)(ix).”

ARTICLE II

MISCELLANEOUS

2.1 Effect of Amendment.

(a) Except as set forth in Article I above, nothing herein or arising in connection with or relating to any discussion regarding these matters shall constitute a waiver of any rights under the Purchase Agreement.

(b) Except as amended in Article I above, the Purchase Agreement shall remain unchanged and in full force and effect, and this Amendment shall be governed by and subject to the terms of the Purchase Agreement, as amended hereby. Unless otherwise expressly provided herein, all references in this Amendment to “Section,” “Subsection,” “Article,” “Exhibit,” “Annex” shall be deemed to be references to a section, subsection, article, exhibit or annex to the Purchase Agreement. From and after the date of this Amendment, each reference in the Purchase Agreement to “this Agreement,” “hereof,” “hereunder,” or works of like import, and all references to the Purchase Agreement in any and all agreements, instruments, documents, notes, certificates and other writings of every kind of nature (other than in this Amendment or as otherwise expressly provided) shall be deemed to mean the Purchase Agreement, as amended by this Amendment, whether or not such Amendment is expressly referenced.

2.2 Modifications, Amendments and Waivers. This Amendment cannot be amended or changed nor any performance, term, or condition waived in whole or in part, except by a writing signed by the party against whom enforcement of the amendment, change or waiver is sought. No delay or failure on the part of any party in exercising any rights hereunder, and no partial or single exercise thereof, will constitute a waiver of such rights or of any other rights hereunder.

2.3 Governing Law. This Amendment is to be construed in accordance with and governed by the laws of Japan, without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the laws of the Japan to the rights and duties of the parties.

2.4 Severability. Should any one or more of the provisions of this Amendment be determined to be invalid, illegal or unenforceable, such invalid, illegal or unenforceable provisions shall be deemed severed therefrom, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby. The parties shall replace the invalid, illegal or unenforceable provisions with valid provisions, the economic effect of which comes as close as practicable to that of the invalid, illegal or unenforceable provisions.

2.5 Counterparts. This Amendment may be executed in any number of counterparts which may be delivered by facsimile, each of which shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

2.6 No Third-Party Beneficiaries. The terms and provisions of this Amendment are intended solely for the benefit of each party and their respective successors and permitted assigns, and the parties do not intend to confer third-party beneficiary rights upon any other Person.

[Signatures Follow On a Separate Page]

IN WITNESS WHEREOF, each of the parties has caused this Amendment to be executed on its behalf by their respective officers thereunto duly authorized all as of the date first written above.

PURCHASER:

SEMICONDUCTOR COMPONENTS INDUSTRIES, LLC

By:	Its sole member
ON Semiconductor Corporation

	By:	/s/ Keith Jackson
	Name:	Keith Jackson
	Title:	President and Chief Executive Officer

PURCHASER PARENT:

ON SEMICONDUCTOR CORPORATION

By:	/s/ Keith Jackson
Name:	Keith Jackson
Title:	President and Chief Executive Officer

SELLER:

SANYO ELECTRIC CO., LTD.

By:	/s/ Seiichiro Sano
Name:	Seiichiro Sano
Title:	President

Signature Page – Amendment No. 1 to Purchase Agreement

Attachment 1

Form of Loan Agreement

Attachment 2

Revised Annex II (Illustrative Purchase Price Calculation)

Attachment 3

Form of Services Agreement

Attachment 4

Form of Letter Agreement

Attachment 5

Schedule of Transferred Fixtures

Attachment 6

Form of NDSS IT Support Agreement

Attachment 7

Form of Lease Letter Agreement

Attachment 8

Form of Memorandum of Understanding

Attachment 9

Form of Transferred SNA Business Assignment and Assumption

Attachment 10

Form of SCE Fixed Assets Transfer Agreement

Attachment 11

Form of Transferred SCE Business Assignment and Assumption

Attachment 12

Revised Annex III (Employee Matters)

Attachment 13

Schedule of Equipment Lease Agreements

Attachment 14

Amendments to Form of IP Assignment Agreement

Attachment 15

Revised Exhibit B (List of Licensed Patents)

to Exhibit F (Form of Intellectual Property License Agreement)

Attachment 16

Revised Schedule 9.1(c)(iv)

Attachment 17

Revised Schedule 3.4 of Seller Disclosure Schedule